April 28, 2009

VIA EDGAR AND FACSIMILE
(703) 813-6981

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:      Mark P. Shuman
Jan Woo
Katherine Wray
Barbara C. Jacobs

Re:          Internet Brands, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 27, 2009
File No. 001-33797

Ladies and Gentlemen:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 28, 2009 relating to the above-referenced revised preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) filed with the Commission (File No. 001-33797) on April 27, 2009.

Internet Brands, Inc. (the “Company”) is concurrently filing via EDGAR Revision No. 3 to the Preliminary Proxy Statement (“Revision No. 3”).  For the convenience of the Staff, we are supplementally providing a blacklined copy by facsimile, complete with annex, marked to show changes from the Preliminary Proxy Statement filed on April 27, 2009.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Revision No. 3.  Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Revision No. 3.

Compensation Discussion and Analysis, page 28

Short-Term Compensation, page 30

1.
You state that the majority of the bonus awards to the named executive officers for 2008 were awarded at 100% of the target because the company’s “financial performance was generally in line with the Compensation Committee’s expectations.”  Please disclosure the Compensation Committee’s expectations with respect to the company’s financials performance in this regard.  Discuss the company’s actual financial results as measured by the primary and secondary financial performance metrics considered by the committee in setting bonus amounts, and explain how such results compared to the committee’s expectations and factored into the process of awarding cash bonuses.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure on pages 32-33 to reflect the Staff’s comment.

2.
We note that you rely in part on metrics based on adjusted EBITDA in determining cash bonus awards for the named executive officers in 2008.  Please clarify briefly how you calculate adjusted EBITDA from your financial statements for purposes of setting performance-based cash bonus awards.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure on page 32 to reflect the Staff’s comment.

Long-Term Compensation, page 33

3.
 We note your discussion of equity grants to the named executive officers in 2008 in response to comment 4 of our letter dated April 24, 2009.  To the extent material to an understanding of your compensation policies and decisions regarding named executive officers for 2008, please also discuss the specific factors considered by the Compensation Committee in granting restricted shares to Mr. Brisco, Mr. Friedman, Mr. Hoover, and Ms. Walsh in February 2009.  Include a discussion of how the committee determined the increase of restricted stock awarded to Mr. Brisco from 35,000 shares in 2008 to 300,000 shares in 2009.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure on pages 34-35 to reflect the Staff’s comment.

RESPONSE:

We respectfully request that the Commission expedite its review on April 29, 2009, so that we may complete our responses to all comments and meet our proxy filing deadline on April 30, 2009.  Please direct your questions or comments regarding this response letter to the undersigned at (310) 280-4361.  The fax number is 310-280-4335.  Thank you for your assistance.

Respectfully submitted,

/s/  B. LYNN WALSH

B. Lynn Walsh
EVP & General Counsel

cc:           Robert N. Brisco, Internet Brands, Inc.
Katherine Ku, Munger, Tolles & Olsen LLP